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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                          For the month of January 2007




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                      -----                      -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No    X
             ------                            ------

(If "Yes" is marked, indicate below the file number assigned to the registrant
 in connection with Rule 12g3-2(b):  82-             .)
                                        -------------






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This  Report  on Form  6-K  shall be  incorporated  by  reference  into the registrant's registration statement on Form F-3 (File No. 001-32535).










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                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                (Registrant)




Date: January 09, 2007              By    /s/  JAIME ALBERTO VELASQUEZ B.
                                          --------------------------------------
                                              Name:  Jaime Alberto Velasquez B.
                                              Title: Vice President of Finance


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                            [Bancolombia Letterhead]


                 RESOLUTIONS OF BANCOLOMBIA'S BOARD OF DIRECTORS


Medellin, Colombia,  January 09, 2006


The Board of Directors of BANCOLOMBIA S.A. ("Bancolombia"), after analyzing the resolution of the Attorney General's Office dated January 4, 2007, ratified, in a meeting held today, its support of the management of Bancolombia which is led by Mr. Jorge Londono Saldarriaga and of which Mr. Federico Ochoa Barrera is a member.

The Board of Directors is convinced that the acquisition of Banco de Colombia by Banco Industrial Colombiano and the subsequent merger of these two entities were conducted in compliance with applicable laws and business ethics, as well as under the permanent surveillance and approval of the Superintendency of Banking, the Superintendency of Securities and the Colombian Central Bank. In addition, both the acquisition and the merger have been confirmed by various administrative and judicial authorities in decisions that are res judicata, including the decision of the Attorney General's Office to close the criminal investigation reached at first and second instances, due to the lack of merits. 1

The Board of Directors is confident that the different actions that will be initiated against the Attorney General's Office decision will demonstrate once again the transparency of the acts carried out Bancolombia and its officers.

Notwithstanding the support of the Board of Directors, Mr. Jorge Londono requested a temporary leave of absence in order to attend to his defense before the corresponding authorities. The Board was responsive to Mr. Londono's insistent request and approved the temporary leave of absence for the term necessary to accomplish such purpose. Consequently, Mr. Londono will not perform any activities as President during his temporary leave of absence.

The Board of Directors appointed Mr. Jairo Burgos De La Espriella as acting President for the duration of Mr. Londono's temporary leave of absence. Mr. Burgos, who is currently a Vice-president and a legal representative, has been with Bancolombia since 1990.

The Board of Directors also approved the temporary leave of absence requested by Bancolombia's Executive and Services Vice President, Mr. Federico Ochoa Barrera, for the same purposes and to the same extent as Mr. Londono.


[Contacts Logo]
--------
 1 However, the Colombian Constitutional Court decided to reopen the criminal investigation.